UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 1, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 30 May 2012 entitled ‘Vodafone Foundation drive to make mobile internet open to all’

2.                                    A news release dated 31 May 2012 entitled ‘Vodafone launches breakthrough mass-market Smartphone’

3.                                    Stock Exchange Announcement dated 2 May 2012 entitled ‘Transactions in Own Securities’

4.                                    Stock Exchange Announcement dated 3 May 2012 entitled ‘Transactions in Own Securities’

5.                                    Stock Exchange Announcement dated 4 May 2012 entitled ‘Transactions in Own Securities’

6.                                    Stock Exchange Announcement dated 9 May 2012 entitled ‘Transactions in Own Securities ‘

7.                                    Stock Exchange Announcement dated 10 May 2012 entitled ‘Transactions in Own Securities’

8.                                    Stock Exchange Announcement dated 11 May 2012 entitled ‘Transactions in Own Securities’

9.                                    Stock Exchange Announcement dated 14 May 2012 entitled ‘Transactions in Own Securities’

10.                            Stock Exchange Announcement dated 15 May 2012 entitled ‘Transactions in Own Securities’

11.                            Stock Exchange Announcement dated 16 May 2012 entitled ‘Transactions in Own Securities’

12.                            Stock Exchange Announcement dated 17 May 2012 entitled ‘Transactions in Own Securities’

13.                            Stock Exchange Announcement dated 17 May 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.                            Stock Exchange Announcement dated 18 May 2012 entitled ‘Transactions in Own Securities’

15.                            Stock Exchange Announcement dated 21 May 2012 entitled ‘Transactions in Own Securities’

16.                            Stock Exchange Announcement dated 22 May 2012 entitled ‘Transactions in Own Securities’

17.                            Stock Exchange Announcement dated 23 May 2012 entitled ‘Transactions in Own Securities’

18.                            Stock Exchange Announcement dated 23 May 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

19.                            Stock Exchange Announcement dated 24 May 2012 entitled ‘Transactions in Own Securities’

20.                            Stock Exchange Announcement dated 25 May 2012 entitled ‘Transactions in Own Securities’

21.                            Stock Exchange Announcement dated 28 May 2012 entitled ‘Transactions in Own Securities’

22.                            Stock Exchange Announcement dated 29 May 2012 entitled ‘Transactions in Own Securities’

23.                            Stock Exchange Announcement dated 30 May 2012 entitled ‘Transactions in Own Securities’

24.                            Stock Exchange Announcement dated 31 May 2012 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

30 May 2012

VODAFONE FOUNDATION DRIVE TO MAKE MOBILE INTERNET OPEN TO ALL

The Vodafone Foundation has today launched the Smart Accessibility Awards, 2012. The competition calls for developers across Europe to design smartphone applications which take into consideration the needs of older people and people with disabilities.

The Smart Accessibility Awards are part of the Vodafone Foundation’s ‘Mobile for Good’ programme which supports initiatives around the world which use mobile technology to drive positive social change.  This year, the Vodafone Spain Foundation is running the pan-European competition, and will host the final in early December.

The awards are supported and co-organized by AGE Platform Europe, the European network of around 165 organisations of and for people aged 50+, and by the European Disability Forum (EDF), representative of 80 million Europeans with disabilities.

Andrew Dunnett, Director of the Vodafone Foundation, said, ‘Smartphones are transforming how millions of people manage their daily lives, but some groups in society are at risk of missing out on the revolution. The Smart Accessibility Awards is one of many Vodafone Foundation programmes around the world which are tackling the diverse barriers to a fully accessible mobile internet.’

“2012 is the European Year for Active Ageing and Solidarity between Generations, and the Smart Accessibility Awards are fully in line with its objectives to promote older people’s active participation in society and support independent living in old age”, said Anne-Sophie Parent, Secretary-General of AGE Platform Europe. “We hope the contest will encourage the development of many new applications to facilitate older people’s access to new technologies and inspire further initiatives to foster digital inclusion of all EU citizens, including persons with disabilities and ageing people.”

Rodolfo Cattani, EDF Secretary and EDF ICT Expert Group, said, “In an increasingly digitalised society, more and more essential information and services are available on smartphones. To access them, persons with disabilities require applications designed for all in order to enjoy the right to information, full participation and mobility as any other European citizens. The accessibility of those applications allowing new ways to access websites and internet features is as important as the accessibility of assistive technology devices. Therefore, we call on the European Commission to adopt an ambitious and legally binding European Accessibility Act by 2012.”

Launched today in Brussels, the competition will award the best smartphone application in each of four categories: social participation; independent living; mobility and wellbeing. The competition is open from 30th May 2012 to 15th October 2012.

Qualifying entries will be evaluated in November by a jury consisting of representatives from AGE Platform Europe, European Disability Forum and the Vodafone Foundation. Twelve shortlisted finalists will be invited to present their application to the judges at the final in early December, when the four overall winners will be chosen.

For further information about the Smart Accessibility Awards, and information on how to enter, go to http://developer.vodafone.com/smartaccess2012/ and follow #vsa2012 on Twitter.

- ends -

About Vodafone Foundation

The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes.

In countries in which Vodafone operates, social investment is delivered by a unique footprint of 28 Vodafone Foundations and social investment programmes. These programmes are directed and chosen by the Foundation Trustees and receive funding from the Vodafone Foundation in the UK as well as their local Vodafone company.

The Vodafone Foundation is a registered charity in England and Wales (registered number 1089625).

About AGE Platform Europe

AGE Platform Europe is a European network of more than 165 organisations of, and for, people aged 50+ and represents over 30 million older people in Europe. AGE aims to voice and promote the interests of the 150 million inhabitants aged 50+ in the European Union and to raise awareness of the issues that concern them most.

AGE strongly believes that accessible technologies can promote independent living, social inclusion, and active participation of older people in society and equal opportunities for all. Its work in this area aims at ensuring that technological developments meet the needs and expectations of older people.  www.age-platform.eu

About the European Disability Forum

EDF is the European umbrella organisation representing the interests of 80 million persons with disabilities in Europe. The mission of EDF is to ensure disabled people full access to fundamental and human rights through their active involvement in policy development and implementation in Europe. EDF works closely with the European institutions, the Council of Europe and the United Nations.  http://www.edf-feph.org/

For further information, please contact:

Group Media

+44 (0) 1635 664444

www.vodafone.com/media

31 May 2012

VODAFONE LAUNCHES BREAKTHROUGH MASS-MARKET SMARTPHONE

Smart II a step-change in delivering the mobile internet to value-focused consumers worldwide

31 May, 2012. Vodafone today announced the launch of the Smart II, a breakthrough smartphone for the mass market, which offers an unprecedented combination of high performance and low cost in a package attractive to the large majority of consumers currently missing out on the smartphone revolution.

The Vodafone Smart II has twice the processing power of the most expensive and sought-after smartphones available just three years ago, but at a fraction of the price. It offers new smartphone users a high-end mobile internet experience and an uncompromised level of functionality, including:

•                  a highly responsive HVGA capacitive touchscreen with 64 million colours;

•                  brand new Broadcom 21552 with 832MHz processor and 512MB of RAM – the computing power of high-end smartphones 3 years ago;

•                  high-speed 3G HSDPA and Wi-Fi connectivity;

•                  3.2 megapixel camera with white LED flash; and

•                  the latest Assisted GPS (AGPS) technology for rapid and accurate mapping and navigation functions.

The Smart II is also highly customisable, with interchangeable back plates and rims in 16 colour variations.*

Vodafone has designed the Smart II to introduce non-smartphone consumers to a new world of content and services that will save them time, money and help them manage their daily lives, including:

•                  high-speed mobile internet browsing, including voice-activated Google Search™;

•                  access to the latest news, entertainment and transport apps for information on the move;

•                  emails, contacts and calendars;

•                  social networking services such as Facebook™ and Twitter™;

•                  money-saving services such as the Vouchercloud, a location-based shopping discount voucher app; and

•                  dedicated Vodafone apps which make it simple for customers to track their spending and download the best new apps and music.

Patrick Chomet, Group Terminals Director said: “The Smart II is one of the most important devices we have ever introduced. It delivers a level of performance, functionality and quality that is traditionally the preserve of high-end smartphones but at an exceptionally affordable price. We believe the Smart II could represent a tipping point in the evolution of the market, bringing a new wave of consumers to the supermobile world for the first time.”

The Smart II will be available across Vodafone markets and partner markets this summer and will be priced under €99, launching first in the UK priced at £70.

- ends -

*Availability of colours varies from market to market.

Notes to Editors

1.       Google, Android, YouTube and other marks are trademarks of Google Inc; Facebook is a trademark of Facebook, Inc, and Twitter is a trademark of Twitter, Inc.

2.       The Vodafone Smart II will be available in 25 markets across the Vodafone footprint by early summer.

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as at 31 March 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com.

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

2 May 2012

RNS: 5240C

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	1 May 2012

Number of ordinary shares purchased:	3,500,000

Highest purchase price paid per share:	173.4p

Lowest purchase price paid per share:	170.75p

Volume weighted average price per share:	172.0337p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,860,999,938 shares at a cost (including dealing and associated costs) of £3,169,720,763.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 May 2012

Number of ordinary shares transferred:	120,012

Highest transfer price per share:	172.1p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,320,219,526 of its ordinary shares in treasury and has 49,494,831,723 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

3 May 2012

RNS: 6196C

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	2 May 2012

Number of ordinary shares purchased:	7,600,000

Highest purchase price paid per share:	173.35p

Lowest purchase price paid per share:	170.3p

Volume weighted average price per share:	171.5018p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,868,599,938 shares at a cost (including dealing and associated costs) of £3,182,822,678.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 May 2012

Number of ordinary shares transferred:	457,213

Highest transfer price per share:	170.5p

Lowest transfer price per share:	170.5p

Following both the above transactions, Vodafone holds 4,327,362,313 of its ordinary shares in treasury and has 49,487,765,936 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

4 May 2012

RNS: 7110C

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	3 May 2012

Number of ordinary shares purchased:	9,200,000

Highest purchase price paid per share:	174.35p

Lowest purchase price paid per share:	172.75p

Volume weighted average price per share:	173.5666p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,877,799,938 shares at a cost (including dealing and associated costs) of £3,198,873,841.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 May 2012

Number of ordinary shares transferred:	41,607

Highest transfer price per share:	172.9p

Lowest transfer price per share:	172.9p

Following both the above transactions, Vodafone holds 4,336,520,706 of its ordinary shares in treasury and has 49,478,607,543 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

9 May 2012

RNS: 9290C

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	8 May 2012

Number of ordinary shares purchased:	16,100,000

Highest purchase price paid per share:	175.45p

Lowest purchase price paid per share:	171.6p

Volume weighted average price per share:	173.7672p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,893,899,938 shares at a cost (including dealing and associated costs) of £3,226,995,839.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 May 2012

Number of ordinary shares transferred:	345,839

Highest transfer price per share:	173p

Lowest transfer price per share:	172p

Following both the above transactions, Vodafone holds 4,352,274,867 of its ordinary shares in treasury and has 49,462,853,382 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

10 May 2012

RNS: 0205D

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	9 May 2012

Number of ordinary shares purchased:	11,900,000

Highest purchase price paid per share:	173.3p

Lowest purchase price paid per share:	169.75p

Volume weighted average price per share:	171.3802p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,905,799,938 shares at a cost (including dealing and associated costs) of £3,247,496,134.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 May 2012

Number of ordinary shares transferred:	659,663

Highest transfer price per share:	171.8p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,363,515,204 of its ordinary shares in treasury and has 49,451,613,045 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

11 May 2012

RNS: 1221D

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	10 May 2012

Number of ordinary shares purchased:	8,700,000

Highest purchase price paid per share:	171.95p

Lowest purchase price paid per share:	170.55p

Volume weighted average price per share:	171.2085p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,914,499,938 shares at a cost (including dealing and associated costs) of £3,262,468,729.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 May 2012

Number of ordinary shares transferred:	107,837

Highest transfer price per share:	171.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,372,107,367 of its ordinary shares in treasury and has 49,443,020,882 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 May 2012

RNS: 2237D

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	11 May 2012

Number of ordinary shares purchased:	9,400,000

Highest purchase price paid per share:	172.2p

Lowest purchase price paid per share:	169.9p

Volume weighted average price per share:	170.8012p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,923,899,938 shares at a cost (including dealing and associated costs) of £3,278,607,530.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 May 2012

Number of ordinary shares transferred:	71,091

Highest transfer price per share:	171.05p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,381,436,276 of its ordinary shares in treasury and has 49,433,691,973 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 May 2012

RNS:  2886D

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 May 2012

Number of ordinary shares transferred:	280,720

Highest transfer price per share:	171.25p

Lowest transfer price per share:	170.40p

Following the above transfer, Vodafone holds 4,381,155,556 of its ordinary shares in treasury and has 49,433,972,693 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

16 May 2012

RNS:  4133D

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	15 May 2012

Number of ordinary shares purchased:	10,100,000

Highest purchase price paid per share:	171.2p

Lowest purchase price paid per share:	169.45p

Volume weighted average price per share:	170.4727p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,933,999,938 shares at a cost (including dealing and associated costs) of £3,295,914,806.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 May 2012

Number of ordinary shares transferred:	164,636

Highest transfer price per share:	172p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,391,090,920 of its ordinary shares in treasury and has 49,424,037,329 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 May 2012

RNS:  5130D

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Ciitigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	16 May 2012

Number of ordinary shares purchased:	11,800,000

Highest purchase price paid per share:	169.9p

Lowest purchase price paid per share:	168.05p

Volume weighted average price per share:	168.7487p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,945,799,938 shares at a cost (including dealing and associated costs) of £3,315,930,698.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 May 2012

Number of ordinary shares transferred:	150,289

Highest transfer price per share:	169.65p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,402,740,631 of its ordinary shares in treasury and has 49,412,387,618 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 May 2012

RNS: 5643D

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 16 May 2012 by Computershare Trustees Limited that on 11 May 2012 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 170.4p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	146
Andrew Halford*	146
Matthew Kirk	146
Ronald Schellekens	146

* Denotes Director of the Company

18 May 2012

RNS:  6179D

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	17 May 2012

Number of ordinary shares purchased:	15,000,000

Highest purchase price paid per share:	167.2p

Lowest purchase price paid per share:	164.2p

Volume weighted average price per share:	165.2992p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,960,799,938 shares at a cost (including dealing and associated costs) of £3,340,854,512.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 May 2012

Number of ordinary shares transferred:	97,584

Highest transfer price per share:	170.45p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,417,643,047 of its ordinary shares in treasury and has 49,397,485,202 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 May 2012

RNS:  7012D

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	18 May 2012

Number of ordinary shares purchased:	13,700,000

Highest purchase price paid per share:	167.1p

Lowest purchase price paid per share:	164.2p

Volume weighted average price per share:	164.9591p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,974,499,938 shares at a cost (including dealing and associated costs) of £3,363,571,427.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 May 2012

Number of ordinary shares transferred:	48,820

Highest transfer price per share:	167.9p

Lowest transfer price per share:	167.9p

Following both the above transactions, Vodafone holds 4,431,294,227 of its ordinary shares in treasury and has 49,383,858,022 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

22 May 2012

RNS:  7485D

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 May 2012

Number of ordinary shares transferred:	64,583

Highest transfer price per share:	165.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,431,229,644 of its ordinary shares in treasury and has 49,383,922,605 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

23 May 2012

RNS:  8811D

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	22 May 2012

Number of ordinary shares purchased:	17,300,000

Highest purchase price paid per share:	172.3p

Lowest purchase price paid per share:	167.4p

Volume weighted average price per share:	169.5847p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,991,799,938 shares at a cost (including dealing and associated costs) of £3,393,062,139.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 May 2012

Number of ordinary shares transferred:	84,847

Highest transfer price per share:	164.3p

Lowest transfer price per share:	164.3p

Following both the above transactions, Vodafone holds 4,448,444,797 of its ordinary shares in treasury and has 49,366,707,452 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

23 May 2012

RNS: 9793D

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 23 May 2012 that, on 23 May 2012, Andrew Halford, a Director of the Company and Person Discharging Managerial Responsibility, disposed of 1,000,000 ordinary shares of US$0.11 3/7 each in the Company (“Shares”) as follows:

976,056 at a price of 171.624 pence per Share
23,944 at a price of 170.46 pence per Share

Following the above, Andrew Halford retains a holding of 1,527,943 Shares.

24 May 2012

RNS:  9807D

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	23 May 2012

Number of ordinary shares purchased:	11,100,000

Highest purchase price paid per share:	173.2p

Lowest purchase price paid per share:	168.9p

Volume weighted average price per share:	171.0324p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,002,899,938 shares at a cost (including dealing and associated costs) of £3,412,145,457.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 May 2012

Number of ordinary shares transferred:	289,256

Highest transfer price per share:	165.3p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,459,255,541 of its ordinary shares in treasury and has 49,355,896,708 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

25 May 2012

RNS:  0788E

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	24 May 2012

Number of ordinary shares purchased:	7,700,000

Highest purchase price paid per share:	172.5p

Lowest purchase price paid per share:	169.25p

Volume weighted average price per share:	171.1114p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,010,599,938 shares at a cost (including dealing and associated costs) of £3,425,389,549.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 May 2012

Number of ordinary shares transferred:	2,737,249

Highest transfer price per share:	172p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,464,218,292 of its ordinary shares in treasury and has 49,350,933,957 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

28 May 2012

RNS:  1498E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 May 2012

Number of ordinary shares transferred:	336,336

Highest transfer price per share:	169.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,463,881,956 of its ordinary shares in treasury and has 49,351,527,293 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

29 May 2012

RNS:  2616E

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	28 May 2012

Number of ordinary shares purchased:	4,700,000

Highest purchase price paid per share:	174.2p

Lowest purchase price paid per share:	171.55p

Volume weighted average price per share:	172.9938p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,015,299,938 shares at a cost (including dealing and associated costs) of £3,433,562,539.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 May 2012

Number of ordinary shares transferred:	395,537

Highest transfer price per share:	171.7p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,468,186,419 of its ordinary shares in treasury and has 49,347,222,830 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

30 May 2012

RNS:  3350E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 May 2012

Number of ordinary shares transferred:	464,474

Highest transfer price per share:	173.1p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,467,721,945 of its ordinary shares in treasury and has 49,347,687,304 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

31 May 2012

RNS:  3975E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 May 2012

Number of ordinary shares transferred:	290,035

Highest transfer price per share:	172.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,467,431,910 of its ordinary shares in treasury and has 53,815,409,249 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 49,347,977,339 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 49,347,977,339.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 1, 2012	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary